TALISMAN ENERGY COMPLETES $1.5 BILLION NORTH SEA TRANSACTION WITH SINOPEC

Calgary, Alberta, December 17, 2012 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) today announced the completion of its joint venture transaction with Addax Petroleum UK Limited (APUK), an indirect wholly-owned subsidiary of China Petrochemical Corporation (Sinopec Group) following receipt of government and regulatory approval.

“We are very pleased to be partnering with Sinopec in the UK North Sea,” said Hal Kvisle, President and CEO of Talisman Energy Inc. “This transaction supports a number of Talisman’s key priorities. The proceeds will be used to strengthen our balance sheet, fund our global capital program and give us the financial flexibility to invest in future opportunities. Sinopec will now fund 49% of the UK capital program, allowing us to increase overall investment in the assets, which will lead to improved operational performance and a stronger UK North Sea business. We look forward to working with Sinopec in the years ahead.”

The completion follows the original announcement of the transaction in July this year. Sinopec Group has acquired a 49% equity interest in Talisman’s UK North Sea business, Talisman Energy (UK) Limited (TEUK), for $1.5 billion. Talisman will continue to hold 51% of the joint venture company. The UK North Sea will be a smaller part of Talisman’s overall portfolio, but remains an important part of its North Sea business.

The focus of the joint venture will be to continue investment in asset integrity and improve ongoing operating performance as well as accelerating infill drilling, unlocking additional infrastructure-led exploration opportunities and executing major projects, thereby extending field life and deferring decommissioning.

Talisman Energy (UK) Limited will be renamed Talisman Sinopec Energy UK Limited.

ENDS

Notes to Editors

Sinopec Group has acquired 49% of the shares of TEUK for $1.5 billion, before adjustments for working capital and interest, creating an incorporated joint venture in which Talisman will continue to hold 51% of the shares. This will proportionately reduce Talisman’s share of capital spending, production and abandonment liabilities for its UK business.

Talisman Sinopec Energy UK Limited will operate the assets, and Sinopec Group will appoint select personnel into key positions within the organization, strengthening an already strong team. The joint venture company is based in Aberdeen, Scotland and employs 564 full-time employees, with approximately 1,950 core contractors.

About Talisman in the UK

Talisman entered the North Sea in 1994 and today holds operated and non-operated interests in 46 fields, and operates 11 offshore installations and an onshore terminal. The portfolio includes opportunities for infill wells, project developments and exploration.

About Addax Petroleum

Addax Petroleum Corporation ("Addax Petroleum") is an international oil and gas exploration and production company, founded in 1994, and acquired in 2009 by Sinopec International Exploration and Production Corporation (SIPC), a wholly-owned subsidiary of Sinopec Group. Addax Petroleum holds a number of producing assets and exploration and development properties in West Africa and the Kurdistan Region of Iraq, and, through APUK, is expanding its activities into the North Sea. Further information about Addax Petroleum is available at www.addaxpetroleum.com

About Sinopec Group

China Petrochemical Corporation (Sinopec Group) is China’s largest, and one of the world’s largest integrated energy and petrochemical companies, with business scope across the entire oil & gas value chain. The operations cover exploration and development of resources, storage and transportation of oil and gas, refining and petrochemical production, and sales of refined products in Australasia, Central Asia, the Middle East, Africa, North America and South America. In 2011, the Sinopec Group ranked 5th among the Fortune Global 500 companies. Further information about Sinopec group is available at www.english.sinopec.com/

About Talisman Energy Inc.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Colombia), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned use of proceeds from the closing of the transaction; expected proportionate reduction in capital spending, production and abandonment liabilities by Talisman; planned investment increase over the next several years, collectively by Talisman and Sinopec, in the UK and resulting planned infill drilling, infrastructure-led exploration and execution of major projects; expected operational performance improvements, extension in field life and deferral of decommissioning; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities. Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the Talisman's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of Talisman's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Dollar amounts are presented in US dollars.

For media enquiries or further information, please contact:

Talisman Sinopec Energy UK Limited
Jill Moir
UK Corporate Affairs & Communications Manager
Email: jmoir@talisman-energy.com
Phone: 01224 501087

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